Exhibit 99.395

Nextech AR Sees Demand For Its 3D Models Rapidly Growing As It
Signs Deals Across A Wide Spectrum of Industries

 VANCOUVER, B.C., Canada – December 23, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce the signing of multiple AR ecommerce deals across a variety of industries. By leveraging its AI powered 3D model factory, ARitize 3D, the Company has expanded its 3D for ecommerce business into winter sports equipment, ultra-specialized furniture markets, eyewear, consumer goods, handbags and more highlighting the range of specialty assets that ARitize 3D can create.

Nextech AR CEO, Evan Gappelberg commented, “It really feels like the whole world is going 3D - and I believe that the mass adoption of 3D models has started. Since the launch of ARitize 3D in October - we have signed over 60 new accounts which have cumulatively purchased thousands of 3D models and as our upcoming January 15th Shopify integration goes live we expect that demand will only increase. This is a big validation of our efforts, and showcases our 3D/AR tech stack as a true disrupter in the emerging multi-billion dollar 3D model market. He continues “ With our AI and CAD powered 3D model factory, I believe that we have the highest quality, lowest cost, most scalable solution anywhere. Currently, all signs are pointing to 2022 being a breakout year for everything 3D!”

With the mass adoption of 3D models underway, seeing a wide variety of companies from different industries that are implementing our 3D/AR models to showcase their products. This is evident through Nextech’s recent customer sign ups for ARitize 3D, (see below). These companies are now offering their customers an immersive, engaging shopping experience, which has been proven to result in higher click-through rates, higher conversions, and decreased returns.

Ultra-Specialized Furniture

Partnering with a number of specialized furniture manufacturers, Nextech AR has begun to dominate the ultra specialized furniture market for showcasing products in 3D and Augmented Reality. Nextech’s ARitize 3D provides the level of precision and detail required to properly showcase these companies assets in 3D and Augmented Reality, providing their clients with a more engaging experience. Notable brands include the following:

View a sampling of customers and 3D/AR models here:

●	NorthByNorth, a specialized bamboo furniture manufacturer. Click HERE

●	Blooming Tables, a specialty furniture manufacturer aiming to bring the beauty of the outdoors - indoors with their unique living furniture. Click HERE

●	The Office Group, a specialty office furniture manufacturer with a large variety of office furniture solutions. Click HERE

●	Just Recliners, a customized recliner manufacturer using innovative and custom designs. Click HERE

●	Ezooza, an Italian home goods manufacturer with a large variety of innovative products. Click HERE

Winter Sports Equipment

Nextech has partnered with Never Summer, a premier snowboard and winter apparel manufacturer to create assets both in 3D and Augmented Reality using ARitize 3D. The detailed view that Nextech is able to provide increases customer confidence when buying online. This partnership marks the beginning of Nextech’s expansion into the winter apparel market.

Click HERE for an example of the 3D / AR snowboard.

Other Speciality Markets

In addition to specialized furniture and winter sports, Nextech has contracted with a variety of industries to create 3D and Augmented Reality assets using ARitize 3D. These include:

●	Bizr Klan Eyewear, where clients get a 3D / AR view of their new glasses

●	Mitra10, an Indonesia company specializing in consumer home goods, highlighting their products in 3D/ AR. See a an example of a shower column HERE and a toilet HERE

●	Cle Privee, a provider of bespoke gift experiences, showcased a Birkin bag on their website in Augmented Reality

These are just a few of the most recent customers and sectors the Company has expanded into. With their Metaverse suite of products, Nextech will continue to reach new markets, expand their solutions into the ecommerce sector.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

For further information, please contact:

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Investor Relations Contact

Lindsay Betts

investor.relations@Nextechar.com

866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

 Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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